Exhibit 1

Press Release

Inova Releases Fiscal Year End Financial Results: Revenue Increased 318% to $22.6 million from $5.4 million

Santa Monica, CA August 10, 2009.  Inova Technology (“INVA”) released its fiscal year results. For the year ending in April 30, 2009 revenue increased to $22.6 million from $5.4 million during the year ended April 30, 2008.  Earnings before income taxes, depreciation and amortization, a non-GAAP measure, increased to $2.6 million from $89,000 during the comparative year end periods.  This increase was primarily due to the successful integration of the Desert Communications and Trakkers acquisitions during the fiscal year ended April 30, 2009.  Net loss for the years ended April 30, 2009 and 2008 increased to $2.0 million from $1.0 million, respectively, primarily due to increased interest expense and amortization.  Net loss per share for the year ended April 30, 2009 increased to $.82 from $.65 for the year ended April 30, 2008.  Net cash provided by operating activities increased to $3.2 million during the year ended April 30, 2009 from $.8 million during the year ended April 30, 2008.

Total assets increased 40% to $14.7 million as of April 30, 2009 from $10.5 million as of the year ended April 30, 2008. Shareholder equity increased 178% to $3.9 million as of April 30, 2009 compared to $1.4 million as of April 30, 2008.  We ended the fiscal year, April 30, 2009, with $1.1 million of cash in the bank.

“We are very pleased with our performance during such a challenging period. These results clearly reflect the tremendous progress  that our team has made  as we successfully execute our business plan under stressful recessionary conditions”, said CEO, Mr. Adam Radly.

About Inova Technology
Inova Technology, Inc. (INVA) is an enterprise level Information Technology solutions provider specializing in providing RFID solutions, wireless networking, storage and security technology solutions and IT professional services. Our objective is to implement and optimize solutions for our clients with best of breed technology and the best possible service.  INVA has two complimentary business units, one providing RFID solutions and the other providing network solutions.

For more information please visit the company website at: http://www.invoatechnology.com or contact our Investor Relations Firm, Issuers Capital Advisors, LLC at 480-366-5930 or info@issuerscap.com.

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Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, the forward-looking matters discussed in this news release are subject to certain risks and uncertainties which could cause the Company's actual results and financial condition to differ materially from those anticipated by the forward-looking statements including, but not limited to, the Company's liquidity and the ability to obtain financing, the timing of regulatory approvals, uncertainties related to corporate partners or third-parties, product liability, the dependence on third parties for manufacturing and marketing, patent risk, copyright risk, competition, and the early stage of products being marketed or under development, as well as other risks indicated from time to time in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.